Filed by Pioneer Acquisition I Corp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pioneer Acquisition I Corp

Commission File No. 001-42709

Green AI Cloud, Inc.

Date: October 8, 2026

Pioneer Acquisition I Corp Enters Into

Business Combination Agreement with Green

AI Cloud, a Clean Energy Super Compute AI

Platform in Europe

Green AI Cloud, Inc. (the “Company”), a clean energy super compute AI platform in Europe, is positioned where accelerating AI data center demand meets a scarcity of power-secured capacity.

The Company is a pioneer in clean energy compute and its data centers are designed to run on renewable energy (solar, hydro and wind power). Excess heat from its operations can be converted into a heated liquid for industrial product manufacturing or into regional district-heating infrastructure, believed to result in a net-negative CO2 footprint.

The proposed business combination values the Company at a pre-money equity value of $300 million.

Brooklyn, NY and Stockholm, Sweden., October 8, 2026 (PRNewswire) – Green AI Cloud, Inc. (“Green AI Cloud” or the “Company”), an AI infrastructure company focused on designing, building, and operating high-performance AI data centers with a focus on environmental sustainability and data sovereignty, and Pioneer Acquisition I Corp (Nasdaq: PACH) (“Pioneer”), a publicly traded special purpose acquisition company, today announced that they have entered into a definitive agreement (the “Business Combination Agreement”) for a business combination (the “Transaction” or the “Business Combination”) that would result in Green AI Cloud becoming a publicly traded company expected to list on the Nasdaq Stock Market LLC (“Nasdaq”).

BACKGROUND

Green AI Cloud, based in Stockholm, Sweden, is building a differentiated digital infrastructure platform for the AI era through a vertically integrated approach to AI-ready data center development. The Company’s approach aims to combine adaptive reuse of existing real estate, sustainable super compute AI using only renewable energy (solar, hydro and wind power), and integrated power infrastructure to support large-scale compute deployments for enterprise AI customers. The Company’s data centers are designed to run on 100% renewable energy. They utilize tailored liquid-cooling systems, waste heat from the AI servers can be recovered into the regional district-heating infrastructure, believed to result in a net-negative carbon footprint. The Company’s platform provides access to top-tier NVIDIA AI hardware accelerators. Enterprise customers can now train Generative Transformer (GPT)-class models on the platform with the promise of equivalent carbon offsets through Green AI Cloud’s uniquely sustainable and “carbon-intelligent” cloud.

Currently, Green AI Cloud has operating and development activity in three strategic locations in Sweden. These sites have the potential to support a multi-gigawatt (“GW”) development pipeline over time while enabling environmental redevelopment and community partnership programs in legacy industrial markets and providing a foundation for expansion into additional markets as AI data center demand continues to grow and power availability, site readiness, and speed of deployment become increasingly important. The Company’s current portfolio comprises a mix of live, contracted and planned capacity across several sites. Each site is engineered to meet customer demand for a secure AI compute environment that cannot be met by large co-location data centers.

“This Transaction marks an important milestone for Green AI Cloud and we believe it reflects the strength of our strategy to build AI-ready infrastructure where power availability, speed, and execution matter most,” stated Jacob Bostrom, Founder and Chief Executive Officer of Green AI Cloud. “We believe the opportunity is being driven not only by rising AI demand, but also by the growing scarcity of power-secured capacity and the need for faster, more flexible deployment models. As a public company, we anticipate access to the public capital markets will enhance our ability to accelerate development across our existing portfolio, expand into additional strategic markets, and continue building a leading infrastructure platform for the global AI economy in partnership with the communities in which we operate.”

“We have been deeply impressed by both the ambition of the Green AI Cloud strategy and the progress the leadership team has already made in bringing that strategy to life. We believe the Company has built a platform that speaks directly to where the market is today, with a focus on power access, accelerated deployment, and AI-ready infrastructure. We believe the business is well positioned for its next chapter as a public company and look forward to supporting that next phase of growth and helping build long-term shareholder value,” stated Mitchell Creem, Chief Executive Officer of Pioneer Acquisition I Corp.

MARKET OPPORTUNITY & CATALYSTS

The U.S. data center market is experiencing a period of sustained expansion, with projected growth of more than 10% annually from $126 billion in 2025 to $277 billion by 2033. The global AI data center market size is projected to grow from USD 471.59 billion in 2026 to USD 2,023.52 billion by 2032, growing at a CAGR of 27.5% from 2026 to 2032. Industry growth is being driven by AI workloads rather than traditional enterprise demand. Supply of suitable AI data center capacity remains tight, leasing activity is expected to remain elevated, and power availability has become a primary bottleneck in site selection.

The European data center market alone was valued at $52.02 billion in 2025 and is forecasted to hit $139.90 billion by 2031, expanding at a compound annual growth rate (CAGR) of 17.93%. Cumulative structural data center investments in Europe are expected to total €176 billion between 2026 and 2031.

Green AI Cloud aims to deliver AI-ready capacity quickly in an environment where demand is accelerating and both power-secured and thermally capable capacity remain constrained. The business model aims to combine adaptive reuse of legacy industrial sites and 100% renewable energy, which the Company believes can compress deployment timelines from years to months and reduce reliance on constrained utility interconnection queues.

TRANSACTION SUMMARY

The Transaction values Green AI Cloud at a pre-money equity value of $300 million and implies a pro forma enterprise value of approximately $525 million, assuming no redemptions by existing Pioneer public shareholders.

Expected proceeds are intended to support development across existing and new data center sites, as well as potential acquisitions. The Transaction is expected to provide Green AI Cloud with additional access to the public capital markets to support site development, future expansion, and broader strategic flexibility as demand for AI-ready infrastructure continues to grow.

Following closing, Green AI Cloud’s existing management team is expected to continue leading the combined company following the Transaction (the “Combined Company”), and Pioneer shareholders are expected to roll over 100% of their equity into the public company, assuming no redemptions. The Transaction has been approved by the boards of directors of both Green AI Cloud and Pioneer and is anticipated to close during the second quarter of 2027, subject to customary closing conditions, including approval by Pioneer’s shareholders.

Prior to executing the Business Combination Agreement, the board of directors of Pioneer obtained a fairness opinion that the Business Combination was fair from a financial point of view to Pioneer’s shareholders.

A summary of the material terms of the Transaction, including a copy of the Business Combination Agreement and other related documents, will be included in a Current Report on Form 8-K to be filed by Pioneer with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about the proposed Business Combination will be described in the registration statement on Form S-4, which Pioneer and Green AI Cloud will file with the SEC.

ADVISORS

Mannheimer Swartling Advokatbyrå AB is serving as legal counsel to Green AI Cloud, and Winston Taylor LLP is serving as legal counsel to Pioneer.

About Green AI Cloud

Green AI Cloud is a European Cloud Service Provider (“CSP”) offering Super Compute AI for the largest AI models available. Green AI Cloud delivers superior cost efficiency while being among the most sustainable CSPs in Europe – fully capitalizing on its location in Sweden that gives access to green energy, carbon offset facilities and data center infrastructure.

About Pioneer Acquisition I Corp

Pioneer Acquisition I Corp. is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Our team has broad sector knowledge and brings a combination of operating, investing, financial and transactional experience.

Additional Information and Where to Find It

Pioneer and Green AI Cloud intend to file relevant materials with the SEC, including a registration statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a proxy statement of Pioneer and a prospectus in connection with the Business Combination, referred to as a proxy statement/prospectus. The definitive proxy statement and other relevant documents will be mailed to shareholders of Pioneer as of a record date to be established for voting on the Business Combination. SHAREHOLDERS OF PIONEER AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH PIONEER’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT PIONEER, GREEN AI CLOUD AND THE BUSINESS COMBINATION. Shareholders will be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Pioneer Acquisition I Corp, 131 Concord Street, Brooklyn, NY 11201; or Green AI Cloud, Inc., Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

Participants in the Solicitation

Pioneer, Green AI Cloud and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Pioneer’s shareholders in connection with the Business Combination. A list of the names of these directors and executive officers, along with information about their interests in the Business Combination and their ownership of Pioneer’s securities, is or will be included in filings with the SEC relating to the Business Combination. Additional information about the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Pioneer’s shareholders in connection with the Business Combination, including the names and interests of Green AI Cloud’s directors and executive officers, will be set forth in the proxy statement/prospectus included in the Registration Statement. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Forward-looking statements may be identified by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements about: the anticipated benefits and timing of completion of the Business Combination, including the expected closing during the second quarter of 2027; the pre-money equity value of the Company and the anticipated pro forma enterprise value of the Combined Company; the expected use of proceeds to support development across existing and new data center sites and potential acquisitions; the Company’s market opportunity and the potential growth of the AI data center market in the United States and Europe; the Company’s strategy, development pipeline, outcomes and growth prospects, including its potential multi-GW development pipeline and expansion into additional markets; the Company’s ability to compress deployment timelines and reduce reliance on constrained utility interconnection queues; the company’s sustainability goals and environmental attributes, including its use of renewable energy and carbon footprint; trends in the Company’s industry and markets and the competitive environment in which it operates; the Company’s ability to access the public capital markets and raise funds to support its business; and the expected continuation of the Company’s management team in leading the Combined Company. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Green AI Cloud and Pioneer, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, and many are beyond the control of Green AI Cloud and Pioneer.

These forward-looking statements are subject to risks and uncertainties, including: the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts the Company’s current plans and operations; the inability of the parties to recognize the anticipated benefits of the Business Combination; the ability to maintain the listing of Pioneer’s securities on Nasdaq and to obtain or maintain the listing of the Combined Company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; the Company’s limited operating history and lack of history operating as a public company; the Company’s ability to develop its sites and convert legacy industrial sites into AI-ready, power-enabled data center infrastructure on anticipated timelines and budgets; the availability and cost of renewable power and of AI hardware accelerators, including GPUs; the Company’s ability to attract and retain enterprise customers; the risk that the Company’s technology and infrastructure, including its liquid-cooling and heat-recovery systems, may not operate as expected; the company’s ability to achieve its sustainability goals as expected; the methodologies, assumptions and third-party data underlying the Company’s environmental-related statements, which may change or differ from those used by others; capital market, interest rate and currency exchange risks; uncertainty or changes with respect to laws and regulations, including in Sweden and the European Union, and with respect to taxes, trade conditions and the macroeconomic and geopolitical environment; data protection or cybersecurity incidents and disruptions in the electrical power grid at or near the Company’s data centers; the Company’s dependence on its senior management; the risk that the Business Combination may not be completed in a timely manner or at all, including by Pioneer’s business combination deadline of June 20, 2027, and the potential failure to obtain an extension of such deadline if sought by Pioneer; the failure to satisfy the conditions to the consummation of the Business Combination, including approval by Pioneer’s shareholders; the outcome of any legal proceedings that may be instituted against Green AI Cloud, Pioneer or others following announcement of the Business Combination; the risk that Pioneer’s public shareholders could elect to have their shares redeemed, leaving the Combined Company with insufficient cash to execute its business plans; the risk that an active market for the securities of the Combined Company may not develop; and those risk factors discussed in documents of Pioneer and Green AI Cloud filed, or to be filed, with the SEC, including the Registration Statement. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither Pioneer nor Green AI Cloud presently knows or that Pioneer and Green AI Cloud currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the expectations, plans or forecasts of Pioneer and Green AI Cloud regarding future events and views as of the date of this press release. Pioneer and Green AI Cloud anticipate that subsequent events and developments will cause their assessments to change, and while they may elect to update these forward-looking statements at some point in the future, Pioneer and Green AI Cloud specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Pioneer. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made, and Pioneer and Green AI Cloud undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.